Benchmark Electronics, Inc.
3000 Technology Drive
Angleton, TX 77515

April 8, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Kathleen Collins, Accounting Branch Chief

Re:       Benchmark Electronics, Inc.

Form 10-K for Fiscal Year Ended December 31, 2015

Filed February 29, 2016

File No. 001-10560

Dear Ms. Collins:

The following information and comments are made in response to your letter dated March 29, 2016 (the “Comment Letter”) to Benchmark Electronics, Inc. (the “Company”).  Referring to specific points communicated to the Company in the Comment Letter, we hereby submit the following responses on behalf of the Company.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Impairment of Long-Lived Assets and Goodwill, page 37

1.             You disclose that, based on your qualitative assessment, you concluded it was more likely than not goodwill was not impaired. Please describe the factors considered when concluding a quantitative impairment test was not necessary. For example, explain how you considered the fact that revenue for your two reporting units with goodwill declined in the current year and that your market capitalization was below your book value at each quarter end during fiscal 2015. Refer to ASC 350-20-35-3C.

Response 1:  As of December 31, 2015, the Company’s goodwill balance totaled $199.3 million, of which $38.1 million was associated with our Asia reporting unit and $161.2 million was associated with our Americas reporting unit. The goodwill associated with our Americas reporting unit included $7.9 million of goodwill resulting from our 2013 acquisition of the EMS segment of CTS Corporation, and $153.3 million of goodwill associated with our Secure Communication acquisition in November 2015.

The Company did not perform a step 1 quantitative assessment of the recoverability of goodwill during 2015 because, as a result of its qualitative assessment, the Company concluded that it was not more likely than not that the fair value of the reporting units was less than their carrying value, including goodwill.

The Company advises the Staff that its qualitative analysis took into consideration the factors discussed in ASC 350-20-35-3C, in addition to other factors discussed below, during the year ended December 31, 2015 through the date of filing the Form 10-K:

a.       Macroeconomic conditions

At the time we performed our qualitative analysis, Global GDP growth per the International Monetary Fund was projected at 3.4% in 2016, while US GDP growth per the Wall Street Journal Economic Forecasting Survey was forecasted at approximately 2.4%. Slowing growth in industrials, lower telecommunications capital expenditures and overall strength of the U.S. dollar caused mixed results for

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April 8, 2016

our competitors and customers during 2015. However, we did not believe these were indications of any impairment in either of our reporting units.

b.       Industry and market considerations

We saw positive indicators with new customers and new opportunities, in addition to the opportunities related to the recent acquisition of Secure.

c.        Cost factors

We incorporated any expected increases in costs into our ongoing forecasts. In addition, costs of raw materials are essentially passed through to our customer. Increases in these types of costs are periodically adjusted through re-pricings of product during the terms of a customer contact.

d.       Overall financial performance

In evaluating whether it was more likely than not that the fair values of our reporting units were less than their carrying amounts, we assessed our overall financial performance. While 2015 revenues decreased from 2014, our overall operating margin and net cash provided by operations increased over this same period.

e.        Entity-specific events

We considered that there were no relevant entity-specific events such as changes in management, key personnel, or customers. Additionally, there was no contemplation of bankruptcy and no outstanding material litigation to consider.

f.        Events affecting a reporting unit

No intervening events occurred that would indicate that the carrying value of the reporting units had been impaired.

g.        Share price

While we have not observed a sustained decrease in our share price during 2015, there was a period of decreased share price. We believe the price decline was related to a lack of revenue growth, despite our improved cash flows and operating margins. We considered the price decrease, but did not believe that it would be sustained or that it was indicative of the Company’s overall strategy or future growth.

Although the Company’s market capitalization, calculated using outstanding common shares multiplied by the closing price on the measurement date, decreased during 2015 below the carrying value of the Company’s consolidated shareholders’ equity during 2015, it should be noted that no control premium is included in this calculation. If a control premium were considered, we believe the fair value of each reporting unit would be higher than its market capitalization.

In addition to the above, we also considered the following for each reporting unit:

Asia reporting unit.

•                      The amount of excess or “cushion” between the fair value and its carrying amount:

○                    Prior year annual impairment tests performed during the fourth quarters of 2011, 2010 and 2009, resulted in no impairment since we estimated that the fair value of our Asia reporting unit exceeded its carrying amount by approximately 25%, 117% and 147%, respectively, at the time our impairment tests were performed. The decrease in 2011 resulted primarily from the flooding in Thailand that significantly impacted our operations during the fourth quarter of 2011 and into 2012. The Thailand division was fully recovered in 2013. Although revenues for our Asia reporting unit were lower in 2015 than 2014 and 2013, they were above 2011, 2010 and 2009 when our impairment tests indicated there was no impairment. In addition, operating margins,

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April 8, 2016

excluding restructuring charges and Thailand flood-related items, for the Asia Reporting unit increased over this same time period.

•                      Changes in the reporting unit or the economic environment in which it operates:

○                    We concluded that there were no significant adverse events or changes in circumstances with respect to the economic environment that would lead management to conclude that it was more likely than not that the carrying value of the Asia reporting unit exceeded its fair value as of December 31, 2015. Our Asia reporting unit generated operating margins of 7.2% in 2015, a slight decrease from 2014 despite a 17.7% decline in revenue over this same time period.

Americas reporting unit.

•                      The Secure acquisition was completed in November 2015 and we obtained a third-party valuation of the acquisition and resulting intangible assets.

•                      The CTS acquisition was completed in the fourth quarter of 2013 and we obtained a third-party valuation of the acquisition and resulting intangible assets at that time.

•                      Changes in the reporting unit or the economic environment in which it operates:

○                    We concluded that there were no significant adverse events or changes in circumstances with respect to the economic environment that would lead management to conclude that it was more likely than not that the carrying value of the Americas reporting unit exceeded its fair value as of December 31, 2015. Income from operations in the Americas increased significantly from 2014 to 2015 despite a slight decline in revenues during the same period. The increase in operating income related to the benefits realized from our increased higher-value market revenue base, ongoing operational excellence initiatives and increased utilization associated with our restructuring activities.

2.       Please tell us your consideration to disclose more specific information about the variability in your goodwill impairment analysis. In this regard, please describe the factors and trends that are most significant to your analysis for each reporting unit and describe any reasonably likely events or circumstances that that could cause your conclusion to change. Refer to Section V of SEC Release No. 33-8350.

Response 2:  The analysis of each reporting unit discussed above is sensitive to changes in underlying assumptions and factors. As a result, there can be no assurance that the assumptions made for purposes of the annual goodwill impairment analysis will prove to be accurate predictions of the future. The most significant events or circumstances that could reasonably be expected to negatively affect the factors and trends we used in our analysis and ultimately impact the estimated fair value of these reporting units would include (i) a severe macroeconomic downturn in the business environment in which the reporting units operate, (ii) a significant and sustained deterioration in operating income or (iii) a significant and sustained decline in our market capitalization. The Company acknowledges the Staff’s comment, and, in future filings, we will disclose more specific information about the variability in our goodwill impairment analysis.

3.             Please tell us your consideration to disclose a qualitative description of the factors that make up the goodwill recognized in the Secure Communication Systems, Inc. acquisition. Refer to ASC 805-30-50-1(a).

Response 3:  The Company acknowledges the Staff’s comment, and, in future filings, will expand our footnote disclosure to include a qualitative description of the factors that make up the goodwill recognized in business acquisitions. In future filings we would revise our disclosure of the Secure acquisition to include the following: “The Secure acquisition deepened Benchmark’s engineering capabilities and enhanced its ability to serve customers in the highly regulated industrial markets, including aerospace and defense. The goodwill recognized in connection with the acquisition represents the future economic benefit arising from assets acquired that could not be individually

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identified and separately recognized and is attributable to the general reputation, acquisition synergies and expected future cash flows of the acquisition as well as the nature of Secure’s products and services and its competitive position in the marketplace.”

In connection with our responses, we acknowledge that:

-        the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

-        Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-        the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance.  If you have any questions or further comments, please contact me at (979) 848-5436.

Sincerely,

Benchmark Electronics, Inc.

By: /s/ Donald F. Adam
Donald F. Adam
Chief Financial Officer

cc:	Gayla J. Delly, President & Chief Executive Officer, Benchmark Electronics, Inc.
Scott R. Peterson, General Counsel, Benchmark Electronics, Inc.
KPMG LLP Cravath, Swaine & Moore LLP